UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 18, 2015

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

NEWS RELEASE

PORTAGE’S BIOHAVEN ACQUIRES INTELLECTUAL PROPERTY FOR PORTFOLIO OF PRODRUGS FROM ALS BIOPHARMA, LLC

Toronto, Ontario, August 18, 2015 – Portage Biotech Inc. (“Portage”) (OTC Market: PTGEF, Canadian Securities Exchange: PBT.U) and Biohaven Pharmaceutical Holding Company Limited (“Biohaven”) are pleased to announce that Biohaven has acquired the world-wide intellectual property rights to a portfolio of over 300 prodrugs owned by ALS Biopharma, LLC (“ALSBio”). The prodrugs covered by the agreement were designed and prepared by Fox Chase Chemical Diversity Center, Inc. (“FCCDC”) through a research program funded, in part, by the U.S. National Institutes of Health, through two peer-reviewed Small Business Innovation Research (SBIR) grants awarded to FCCDC.  Most of the ALSBio prodrugs would be classified as New Molecular Entities (NMEs), and the intellectual property rights acquired by Biohaven include all future therapeutic indications.

The mechanism of action of the active chemical entity of the prodrugs involves the modulation of glutamate. Recent scientific findings have linked a variety of central nervous system and other diseases with altered glutamate function. These findings suggest that agents that modulate glutamate neurotransmission may have therapeutic potential for treating multiple treatment-resistant disorders. Potential target indications thought to involve glutamate neurotransmission include amyotrophic lateral sclerosis (ALS), Alzheimer’s disease, Rett syndrome, dementia, dystonia, tinnitus, anxiety disorders, affective disorders and a variety of cancers.

Declan Doogan, M.D., Portage  CEO and Biohaven Executive Chairman, commented, “Advancing Biohaven and expanding our platform of glutamate modulating agents through creative business transactions is central to our mission. We are continuously seeking opportunities to collaborate with those who share our commitment to bring novel therapies to patients suffering from treatment resistant neuropsychiatric disorders.”  As commented by the Chief Medical Officer of Biohaven, Robert Berman, M.D., “These newly acquired compounds provide an exciting addition to our pipeline and we are eager to test their value in multiple indications where aberrations in glutamate function have been implicated in the pathophysiology of the underlying illness.”

Allen Reitz, Ph.D., Chief Executive Officer of both ALSBio and FCCDC hailed this collaboration; “Biohaven represents the ideal clinical partner.  After many years of research, we are now poised to together advance this portfolio of prodrugs into the next stages of development where Biohaven has world-renowned drug development expertise.”

About Biohaven

Biohaven is a privately-held biopharmaceutical company engaged in the identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. Biohaven founders were among the first researchers at Yale University to discover the therapeutic potential of the NMDA antagonist ketamine and other glutamate modulating agents in the treatment of neuropsychiatric disorders.  Biohaven has a worldwide license from Yale University to use intellectual property relating to the use of certain glutamate modulating agents in the treatment of neuropsychiatric disorders. The company's first drug candidate, BHV-0223, is a reformulated glutamate modulating agent being developed for treatment-resistant mood and anxiety disorders.

About ALS Biopharma, LLC and Fox Chase Chemical Diversity Center, Inc.

ALS Biopharma, LLC (ALSBio) is an emerging biotechnology company located at the Pennsylvania Biotechnology Center in Doylestown, Pennsylvania. ALSBio is dedicated to the discovery of therapeutics and diagnostics for the treatment of the debilitating neurological orphan indication of amyotrophic lateral sclerosis (ALS, Lou Gehrig’s disease) and related neurological disorders such as Alzheimer’s disease.   Fox Chase Chemical Diversity Center, Inc. performs early-stage target validation and drug discovery research, using modern methods in compound library synthesis and medicinal chemistry.

About Portage

Portage is engaged in the research and development of pharmaceutical and biotechnology products through to clinical “proof of concept”, to address unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

Portage is seeking discovery and co-development partners in areas such as certain inherited diseases, inflammatory and autoimmune diseases, cancer, infectious disease, neurology and psychiatry, in order to develop novel targeted therapies.  Portage also seeks to identify previously marketed products that have been found to have novel patentable characteristics that bring new value to patients.

Portage works with a wide range of partners, in all phases of development through in-licensing or other types of alliances. The collaboration may include direct funding or the use of our extensive pool of talented scientists, physicians, drug developers, and financiers.  This internal resource provides a unique value-add for our partners in mitigating risks by designing clinical trials appropriately and by taking advantage of our extensive regulatory affairs experience.

Apart from Biohaven, Portage also has a fully owned subsidiary, Portage Pharmaceuticals Limited (PPL). PPL has successfully validated a new proprietary cell-permeable peptide platform technology derived from human genes. This platform technology has been shown to efficiently deliver an active pharmacological agent or cargo into a cell without disrupting the cell membrane. The platform has favourable pharmaceutical properties, simplifying formulation development for systemic and locally administered conjugates which will allow more rapid development of drug products. PPL has converted its previously filed provisional patent application for this delivery system to an international patent application that includes a variety of structures utilizing cargos that address important areas of medical need.

For further information, contact Dr. Greg Bailey, the Chairman at gb@portagebiotech.com or Kam Shah, Chief Financial Officer, at (416) 929-1806 or ks@portagebiotech.com or visit our website at www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.